UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

__________________________________________

Forest City Realty Trust, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title and Class of Securities)
345605109
(CUSIP Number)
Samantha Nasello
Scopia Capital Management LP
152 West 57th St., 33rd Floor
New York, NY 10019
(212) 370-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2018
(Date of Event Which Requires Filing of Statement)
____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,741,480
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,741,480
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,741,480
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 271,162,772 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the "Issuer") outstanding as of October 25, 2018, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 30, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,741,480
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,741,480
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,741,480
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 271,162,772 shares of Class A Common Stock of the Issuer outstanding as of October 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on October 30, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,741,480
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,741,480
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,741,480
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 271,162,772 shares of Class A Common Stock of the Issuer outstanding as of October 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on October 30, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,741,480
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,741,480
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,741,480
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 271,162,772 shares of Class A Common Stock of the Issuer outstanding as of October 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on October 30, 2018.

Amendment No. 8 to Schedule 13D
The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Scopia Capital Management LP ("Scopia Capital"), Scopia Management, Inc. ("Scopia Management"), Matthew Sirovich and Jeremy Mindich (collectively, the "Reporting Persons") on June 6, 2016, as amended by Amendment No. 1 filed on August 10, 2016, Amendment No. 2 filed on December 7, 2016, Amendment No. 3 filed on February 7, 2017, Amendment No. 4 filed on March 23, 2018, Amendment No. 5 filed on April 17, 2018, Amendment No. 6 filed on July 31, 2018, and Amendment No. 7 filed on November 5, 2018. This Amendment No. 8 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The aggregate purchase price of the shares of Class A Common Stock directly held by the Investment Vehicles and the Transferred Account reported herein was $245,702,282. The shares of Class A Common Stock directly held by the Investment Vehicles and the Transferred Account were purchased with the working capital of the Investment Vehicles and the Transferred Account (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Class A Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
This Amendment No. 8 is being filed to report dispositions of beneficial ownership of Class A Common Stock in an amount equal to one percent or more of the Issuer's outstanding Class A Common Stock since the Reporting Persons' previous amendment to Schedule 13D and which have caused the Reporting Persons to cease to be the beneficial owners of more than five percent of the Issuer's outstanding Class A Common Stock.  The disclosure in Item 5(c) below regarding transactions in the Issuer's Class A Common Stock effected during the previous 60 days is incorporated by reference herein.  Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Class A Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Class A Common Stock, in each case depending on market conditions and other factors.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 271,162,772 shares of Class A Common Stock outstanding as of October 25, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on October 30, 2018.
The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.
On October 1, 2018, one of the Investment Vehicles transferred 580,057 shares of Class A Common Stock of the Issuer in an in-kind pro rata distribution for no consideration to an investor in that Investment Vehicle (the "Transferred Account").  Scopia Capital retained sole voting and investment power over the securities transferred to the Transferred Account but none of the Reporting Persons nor any of their affiliates retained any pecuniary interest in such securities.
(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles and the Transferred Account) effected during the past 60 days are set forth in Schedule A below or were previously disclosed in this Schedule 13D, as amended, and such information is incorporated herein by reference.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles or the Transferred Account, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer's outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles and the Transferred Account have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles and the Transferred Account in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles and the Transferred Account.
(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's outstanding Common Stock on November 7, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
The previous disclosure regarding cash-settled swaps is amended and restated as follows:
One of the Investment Vehicles has previously established a position in cash-settled swaps which in the aggregate represent economic exposure comparable to a notional interest in 696,653 shares of Class A Common Stock (representing economic exposure comparable to approximately 0.3% of the outstanding shares of Class A Common Stock). Under the terms of the swaps, (i) the Investment Vehicle will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Investment Vehicle any positive price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons' counterparty for swaps referencing 606,173 shares of Class A Common Stock is Barclays Bank PLC and for swaps referencing 90,480 shares of Class A Common Stock is Goldman Sachs International. The swaps do not give the Reporting Persons or the Investment Vehicles direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Class A Common Stock that may be referenced in the swap contracts or shares of Class A Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of November 8, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A
TRANSACTIONS
Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles and the Transferred Account) with respect to shares of Class A Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 7, 2018. All such transactions were sales of Class A Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Class A Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sell	(853,450)	$25.16	11/05/2018
Sell	(2,177,411)	$25.1653	11/06/2018
Sell	(3,363,426)	$25.1606	11/07/2018